Exhibit 99.1
CONSENT OF CUSHMAN & WAKEFIELD, S. DE R.L. DE C.V.
We hereby consent to the use of our name in the Annual Report on Form 20-F of Corporación Inmobiliaria Vesta, S.A.B. de C.V. and any amendments thereto (the “Annual Report”) and the references to and information contained in the appraisal reports of Cushman & Wakefield, S. de R.L. de C.V. prepared for Corporación Inmobiliaria Vesta, S.A.B. de C.V., wherever appearing in the Annual Report, including but not limited to our company under the headings “Presentation of Financial and Other Information,” “Business” in the Annual Report.
Dated: April 19th, 2024

Cushman & Wakefield, S. de R.L. de C.V.

By:	/s/ Victor Lachica
Name:	Victor Lachica
Title:	President and General Manager

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